NextNRG, Inc.

407 Lincoln Road #9F

Miami Beach, Florida 33139

June 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NextNRG, Inc. Request for Acceleration
Registration Statement on Form S-1
File No. 333-296474

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NextNRG, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-296474) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on June 11, 2026, or as soon thereafter as possible.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Avital Perlman at (646) 810-0610.

Very truly yours,

By:	/s/ Michael D. Farkas
Name:	Michael D. Farkas
Title:	Chief Executive Officer

cc: Avital Perlman, Sichenzia Ross Ference Carmel LLP